ML Variable Series Funds, Inc.
Series Number: 10
File Number: 811-3290
CIK Number: 355916
Domestic Money Market Fund
For the Period Ending: 6/30/2006

Pursuant to Exemptive Order Release No. IC-18748 dated June 12, 1992, the following schedule enumerates the transactions with Merrill Lynch Money Markets Incorporated, for the six months ended June 30, 2006.

Purchases (In Thousands)

Transaction	Face	Security		Due
Date	Amount	Description	Rate	Date

1/17/06	$3,455	Edison Asset Securitization	4.39%	2/16/06
1/24/06	12,000	Clipper Receivables Comp	4.47	2/23/06
2/01/06	6,132	Southern Company Funding	4.51	2/17/06
2/28/06	5,500	Falcon Asset Sec	4.53	3/28/06
3/13/06	9,055	Yorktown Capital LLC	4.68	4/13/06
4/11/06	8,443	Clipper Receivables Comp	4.79	5/15/06
4/17/06	11,000	Preferred Receivables Funding	4.81	5/15/06
6/02/06	2,251	Edison Asset Securitization	5.06	7/05/06
6/28/06	2,500	Edison Asset Securitization	5.25	7/28/06